SEC FILE NUMBER: 333-142911
                                                       CUSIP NUMBER:

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K
              |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

              For Period Ended: September 30, 2008


              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended: ________________________


             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


  STI Group, Inc.
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  Full Name of Registrant


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  Former Name if Applicable


  30950 Rancho Viejo Rd. #120 San Juan Capistrano, CA  92675
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  Address of Principal Executive Office (Street and Number)


  San Juan Capistrano, CA  92675
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  City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]  |(a)  The reason described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     |
[X]  |(b)  The subject annual report, semi-annual report; transition report on
     |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
     |     filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report or transition
     |     report on Form 10-Q or subject distribution report of Form 10-D, or portion thereof will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     |
     |(c)  The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

STI Group, Inc. (the "Company") will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 on a timely basis, without unreasonable effort or expense, because management needs additional time to finalize its review of the Company's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        David Walters               (949)           260-0150
      -------------------------  ----------    -------------------
               (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                         |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  STI Group, Inc.
           --------------------------------------------
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 11, 2008            By  /s/ David Walters
     ---------------      ---------------------------------------------
                          CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                                                         Annex A

The Company expects that the financial statements in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 will reflect a significant decrease in revenue from 2007 due to the previously disclosed loss of management, staff and customers of its Solana Technologies, Inc. subsidiary. The Company expects to report revenue of approximately $27,000 for the quarter ended September 30, 2008. The Company is not in a position to make a reasonable estimate of its other results of operations for the quarter.